

MAKE YOUR INVESTMENT IN PUNCHFLIX

We are offering 5 million shares of stock at $10 per share.

PUNCHFLIX IS SEEKING TO RAISE
$50 MILLION IN DIRECT FUNDING AT $10.00 PER SHARE

It will soon be possible for investors to become stockholders and active participants in our success. PunchFlix is truly a company on the cutting edge of multi-media, streaming technology and advancements in digital broadcasting. We are using technology to create a global media empire. We will only have 5 million shares available in this offerring.

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FREQUENTLY ASKED QUESTIONS

WHY INVEST IN PUNCHFLIX? +

WHERE DOES MY MONEY GO? +

HOW SAFE IS MY INVESTMENT? +

HOW DO I MAKE MONEY? +

WHO IS THE TRANSFER AGENT? +

WHAT IS THE MINIMUM INVESTMENT I CAN MAKE? +

CAN I GET A REFUND? +

DO I HAVE TO BE AN ACCREDITED INVESTOR TO INVEST? +

INVEST AT $10.00 PER SHARE!

****

SEC Legend and Disclaimer: Rule 255 under Regulation A. No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent in to PunchFlix, Inc. will not be accepted. No offer to buy securities in a Regulation A+ offering of PunchFlix can be accepted and no part of the purchase price can be received until PunchFlix's offering statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in PunchFlix's offering involves no obligation or commitment of any kind.

PunchFlix Inc. is testing the waters under Regulation A of the Securities Act of 1933, as amended. This process allows companies to determine whether there may be interest in an eventual offering of its securities. PunchFlix is not under any obligation to make an offering under Regulation A. PunchFlix may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering may not be made under Regulation A. For example, PunchFlix may determine to proceed with an offering under Rule 506(c) of Regulation D, in which case we will only offer our securities to accredited investors as defined by Rule 501(a) of Regulation D. If PunchFlix does go ahead with an offering under Regulation A, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission ("SEC") and only after the SEC has qualified such offering statement. The information in the offering statement will be more complete than the test-the-waters materials and could differ in important ways. You must read the offering statement filed with the SEC.

A copy of our most recent preliminary offering circular may be found through the EDGAR filing system of the Securities and Exchange Commission at the URL provided in the comment by PunchFlix, Inc.

PunchFLIX, Inc. Regulation A SEC Filing

Looking Forward Statement PunchFLIX, Inc.

This article may contain forward-looking statements and information relating to, among other thing, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the article, message or video, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.


PunchFlix
PUNCHFLIX SEC FILINGS
November 27, 2018

PunchFLIX SEC FILINGS

Regulation A Filing Pending Tier 2 SEC Filings Securities Exchange Filings April May 7, 2019 **Regulation A Tier 2 Offering Circular Shareholders Resolution to sell stock in PunchFlix By-Laws Independent Auditors Consent PunchFlix, Inc Charter Legal Opinion PunchFlix Subscription Agreement PunchFlix Asset Purchase Agreement CEO Employment Agreement Board Resolution Approving Employment Agreement** **SEC Legend and Disclaimer** Rule 255 under Regulation A. No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent in to Acme, Inc. will not be accepted. No offer to buy securities in a Regulation A+ offering of Acme can be accepted and no part of the purchase price can be received until Acme's offering statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in PunchFlix's offering involves no obligation or commitment of any kind. PunchFlix Inc. is testing the waters under Regulation A of the Securities Act of 1933, as amended. This process allows companies to determine whether there may be interest in an eventual offering of its securities. PunchFlix is not under any obligation to make an offering under Regulation A. PunchFlix may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering may not be made under Regulation A. For example, PunchFlix may determine to proceed with an offering under Rule 506(c) of Regulation D, in which case we will only offer our securities to accredited investors as defined by Rule 501(a) of Regulation D. If PunchFlix does go ahead with an offering under Regulation A, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission ("SEC") and only after the SEC has qualified such offering statement. The information in the offering statement will be more complete than the test-the-waters materials and could differ in important ways. You must read the offering statement filed with the SEC. A copy of our most recent preliminary offering circular may be found through the EDGAR filing system of the Securities and Exchange Commission at the URL provided in the comment by PunchFlix, Inc. PunchFLIX, Inc. SEC Filing This article may contain forward-looking statements and information relating to, among other thing, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the article, message or video, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.


PUNCHFLIX FIRES-UP THE DI...


PunchFlix
PUNCHFLIX APP DOWNLOAD

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PUNCHFLIX APP DOWNLOAD

Download the PunchFlix App



Android Download   READ ARTICLE



PUNCHFLIX FIRES-UP THE DIGITAL STREAMING EXPERIENCE

The development of PunchFlix has sparked the interest of consumers anticipating the launch of this phenomenal digital streaming platform.

The buzz in the marketplace is all about PunchFlix. The development of PunchFlix has sparked the interest of consumers anticipating the launch of this phenomenal digital streaming movie and television platform that promises to evolve. PunchFlix is projecting and anticipating 1 million consumers streaming on our platform by 2020.   READ ARTICLE



PUNCHFLIX APP DOWNLOAD

September 19, 2018

Download the PunchFlix App



Android Download https://play.google.com/apps/testing/com.punchflix.punchflix



November 2, 2018

PUNCHFLIX SEC FILINGS



September 19, 2018

PUNCHFLIX FIRES-UP THE DI...







PUNCHFLIX FIRES-UP THE DIGITAL STREAMING EXPERIENCE

September 11, 2018

The development of PunchFlix has sparked the interest of consumers anticipating the launch of this phenomenal digital streaming platform.

The buzz in the marketplace is all about PunchFlix. The development of PunchFlix has sparked the interest of consumers anticipating the launch of this phenomenal digital streaming movie and television platform that promises to evolve. PunchFlix is projecting and anticipating 1 million consumers streaming on our platform by 2020.

"The global launch of PunchFlix digital streaming movie and television platform is sure to fire up future viewers, and we are excited for this new era at PunchFlix, Inc," said Director of Communications, Lisa Andrews.

PunchFlix

PunchFlix.com App
(PRNewsfoto/PunchFlix.com)

PunchFlix, Inc. believes that it is addressing the need to implement programming for global appeal. Starting with over seven hundred movie titles and at least ten live television streams. PunchFlix will showcase top-notch programming for consumers to enjoy.

PunchFlix Inc. is eager to put the "Punch" into how television is viewed around the world. According to Andrews, "With television available for viewing anytime and anywhere, the appeal of PunchFlix will change how consumers choose to enjoy their television experience."

Driving engagement in the Over-The-Top media services space, PunchFlix Inc. is elevating the consumer television experience. This subscriber-based movie platform is implementing the newly developed "Mobile App" to give customers easy access to its television on demand platform.

PunchFlix is delighted to bring this digital media television experience to a global consumer audience. It's easy to fire-up, log on to PunchFlix.com to take advantage of your free trial offer and be adopted into the PunchFlix family.

#punchflix @punchflix #watchfreemovies #streaming

unchFlix
PUNCHFLIX SEC FILINGS

PunchFlix
PUNCHFLIX APP DOWNLOAD

FREQUENTLY ASKED QUESTIONS

WHY INVEST IN PUNCHFLIX?

It is now possible for investors to become stockholders and active participants in our success. PunchFlix is truly a company on the cutting edge of multi-media, streaming technology and advancements in digital broadcasting. Invest in PunchFlix. We are using technology to create a global media empire.

Investors in the United States and Canada can invest any amount. We recommend you purchase minimum of 50 shares.

WHERE DOES MY MONEY GO?

HOW SAFE IS MY INVESTMENT?

HOW DO I MAKE MONEY?

WHO IS THE TRANSFER AGENT?

WHAT IS THE MINIMUM INVESTMENT I CAN MAKE?

CAN I GET A REFUND?

FREQUENTLY ASKED QUESTIONS

WHY INVEST IN PUNCHFLIX?   +

WHERE DOES MY MONEY GO?   -

PunchFlix is going to use your investment to execute our business model for the company which includes:

1. The Acquisition of New Content for PunchFlix.com
2. The Development of the Distribution of our content utilizing the Block-Chain
3. Produce 300+ New Movies and TV Shows over the next four (4) years
4. Advertising to increase our subscriber base
5. Building a team that will create a sustainable growth model for PunchFlix

HOW SAFE IS MY INVESTMENT?   +

HOW DO I MAKE MONEY?   +

WHO IS THE TRANSFER AGENT?   +

WHAT IS THE MINIMUM INVESTMENT I CAN MAKE?   +

FREQUENTLY ASKED QUESTIONS

WHY INVEST IN PUNCHFLIX?   +

WHERE DOES MY MONEY GO?   +

HOW SAFE IS MY INVESTMENT?   -

You are buying stock in PunchFlix,Inc. and as with any stock, the price may fluctuate. There is a possibility that you could lose some or your entire investment. Do not invest any amount that you cannot afford to lose your investment. This is a long term investment that may take between four to six years to mature. This is not a get rich quick opportunity. We are building a company. It is going to take time to build a multi-billion dollar media company. However, we are convinced that our business model is strong enough to bring success.

HOW DO I MAKE MONEY?   +

WHO IS THE TRANSFER AGENT?   +

WHAT IS THE MINIMUM INVESTMENT I CAN MAKE?   +

CAN I GET A REFUND?   +

FREQUENTLY ASKED QUESTIONS

WHY INVEST IN PUNCHFLIX?   +

WHERE DOES MY MONEY GO?   +

HOW SAFE IS MY INVESTMENT?   +

HOW DO I MAKE MONEY?   -

After you purchase your stock you will receive an electronic stock certificate or an electronic ledger from the Transfer Agent. These are private shares, which means they are not publicly traded. There are two ways to make money with private shares.

1. First, you can sell your shares after owning them for a certain period of time to another investor in a private sale. You and the buyer negotiate a price and complete the transaction.
2. Second, we intend to register our shares on an exchange within 36 months. Once your shares are registered, you can post them on your online brokerage account and freely trade them with other investors.
3. We are not offering a dividend as of now. However will study the appropriate time frame in which to consider the issuance of a regular dividend.

WHO IS THE TRANSFER AGENT?   +

WHAT IS THE MINIMUM INVESTMENT I CAN MAKE?   +

HOW SAFE IS MY INVESTMENT?   +

HOW DO I MAKE MONEY?   +

WHO IS THE TRANSFER AGENT?   +

WHAT IS THE MINIMUM INVESTMENT I CAN MAKE?   -

The minimum investment is 10 shares. However the company recommends a purchase of a minimum 50 shares for United States and Canadian Investors.

For investors in the international markets, there is no minimum investment. However the company recommends you purchase a minimum 50 shares.

If you purchase less than 50 shares, the company may decide to return your investment. This is completely at the discretion of PunchFlix, Inc

CAN I GET A REFUND?   +

DO I HAVE TO BE AN ACCREDITED INVESTOR TO INVEST?   +

HOW SAFE IS MY INVESTMENT?   +

HOW DO I MAKE MONEY?   +

WHO IS THE TRANSFER AGENT?   +

WHAT IS THE MINIMUM INVESTMENT I CAN MAKE?   +

CAN I GET A REFUND?   -

There are NO REFUNDS once you make your investment. DO NOT MAKE THIS INVESTMENT UNLESS YOU INTEND TO BE A LONG TERM INVESTOR.

DO I HAVE TO BE AN ACCREDITED INVESTOR TO INVEST?   +

INVEST AT $10.00 PER SHARE!

HOW SAFE IS MY INVESTMENT?

HOW DO I MAKE MONEY?

WHO IS THE TRANSFER AGENT?

WHAT IS THE MINIMUM INVESTMENT I CAN MAKE?

CAN I GET A REFUND?

DO I HAVE TO BE AN ACCREDITED INVESTOR TO INVEST?

No! You do not need to be accredited to invest. This investment is open to the public.

INVEST AT $10.00 PER SHARE!